

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Einar Agustsson, President, Chief Executive Officer & Director
Skajaquoda Group, Inc.
1001 Society Drive
Claymont, DE 19703

> **Re: Skajaquoda Group, Inc.**
> **Form 8-K**
> **Filed May 4, 2012**
> **File No. 333-176727**

Dear Mr. Agustsson:

We issued comments to you on the above captioned filing on May 8, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by June 12, 2012 addressing these outstanding comments.

If you do not respond to the outstanding comments by June 12, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant